N-SAR Item 77H: Change in Control of Registrant

Below are the persons presumed to control Registrant’s series because such person owns more than 25% of a series based on the records of the series.

As of August 30th 2016

Fund	Name of Person	Ownership % of Series

As of March 1st 2016

Fund	Name of Person	Ownership % of Series
COLUMBIA SELECT INTERNATIONAL EQUITY FUND	AMERICAN ENTERPRISE INVESTMENT SVC	34.03%